Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Old Republic International Corporation

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Old Republic International Corporation of our reports dated February 28, 2011, with respect to the consolidated balance sheet of Old Republic International Corporation as of December 31, 2010, and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders’ equity, and cash flows for the year ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Old Republic International Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

                 /s/  KPMG LLP

Chicago, Illinois
November 14, 2011